UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-10294

A) Full title of the plan and the address of the plan, if different from that of the issuer named below:

HIBERNIA CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HIBERNIA CORPORATION, 313 CARONDELET STREET,
NEW ORLEANS, LOUISIANA 70130

Hibernia Corporation
Employee Stock Ownership Plan

Index

Audited Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits - December 31, 2004 and 2003	4
Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 2004 and 2003	5
Notes to Financial Statements	6

Supplemental Schedules:

Schedule H – Line 4(i): Schedule of Assets (Held at End of Year)	14
Schedule H – Line 4(j): Schedule of Reportable Transactions	15

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Employee Benefit Plans Committee
Hibernia Corporation Employee Stock
Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Hibernia Corporation Employee Stock Ownership Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hibernia Corporation Employee Stock Ownership Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 27, 2005

Hibernia Corporation Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31, 2004			December 31, 2003		
	Allocated	**Unallocated**	**Total**	**Allocated**	**Unallocated**	**Total**
Assets:						
Investment in Class A Common Stock of Hibernia Corporation, at fair value	$ 65,445,035	$ 33,814,211	$ 99,259,246	$ 49,198,366	$ 33,622,262	$ 82,820,628
Interest receivable	2,292	-	2,292	509	-	509
Cash equivalents	29,133	-	29,133	30,153	-	30,153
Total assets	65,476,460	33,814,211	99,290,671	49,229,028	33,622,262	82,851,290
Liabilities:						
Note payable to Hibernia National Bank	-	14,692,241	14,692,241	-	18,122,475	18,122,475
Net assets available for benefits	$ 65,476,460	$ 19,121,970	$ 84,598,430	$ 49,229,028	$ 15,499,787	$ 64,728,815

See notes to financial statements.

Hibernia Corporation Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2004			Year ended December 31, 2003		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions:						
Investment income:						
Dividends	$ 1,558,549	$ 1,086,896	$ 2,645,445	$ 1,275,387	$ 1,073,964	$ 2,349,351
Interest	2,048	6,053	8,101	110	3,021	3,131
Employer contributions	-	2,025,382	2,025,382	-	2,707,800	2,707,800
Transfer of dividends for debt service	-	1,558,549	1,558,549	-	1,143,996	1,143,996
Allocation of 284,270 and 274,578 shares of Class A Common Stock of Hibernia Corporation, at fair value, at December 31, 2004 and 2003, respectively	8,388,808	-	8,388,808	6,455,330	-	6,455,330
Total additions	9,949,405	4,676,880	14,626,285	7,730,827	4,928,781	12,659,608
Deductions:						
Interest expense	-	1,246,646	1,246,646	-	1,485,855	1,485,855
Distributions to participants	4,234,480	-	4,234,480	5,948,167	-	5,948,167
Transfer of dividends for debt service	1,558,549	-	1,558,549	1,143,996	-	1,143,996
Allocation of 284,270 and 274,578 shares of Class A Common Stock of Hibernia Corporation, at fair value, at December 31, 2004 and 2003, respectively	-	8,388,808	8,388,808	-	6,455,330	6,455,330
Total deductions	5,793,029	9,635,454	15,428,483	7,092,163	7,941,185	15,033,348
Net appreciation in fair value of Common Stock of Hibernia Corporation	12,091,056	8,580,757	20,671,813	8,670,539	7,244,993	15,915,532
Net increase	16,247,432	3,622,183	19,869,615	9,309,203	4,232,589	13,541,792
Net assets available for benefits:						
Beginning of year	49,229,028	15,499,787	64,728,815	39,919,825	11,267,198	51,187,023
End of year	$ 65,476,460	$ 19,121,970	$ 84,598,430	$ 49,229,028	$ 15,499,787	$ 64,728,815

See notes to financial statements.

Hibernia Corporation
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2004

Note 1 - Plan Description and Basis of Presentation

The following description of the Hibernia Corporation Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan was established by Hibernia Corporation (the Company) and was first effective April 1, 1995 and was amended and restated effective January 1, 2002 and has been amended again, subsequent to January 1, 2002. The Plan operates as a non-contributory leveraged employee stock ownership plan (ESOP). The Plan is designed to comply with Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code), and has been amended and restated to comply with the provisions of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, and the Small Business Job Protection Act of 1996, among other legislation; and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Employee Benefit Plans Committee (the Committee) appointed by the Board of Directors of Hibernia Corporation. Hibernia National Bank (the Trustee), a subsidiary of the Company, has been designated the trustee to manage and control the assets of the Plan in accordance with the terms of the trust.

The Plan purchases Class A Common Stock of the Company using the proceeds of advances on a note payable to Hibernia National Bank (see Note 6) and holds the stock in a trust established under the Plan. The borrowing is to be repaid by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated). Dividends received on unallocated shares are used to pay debt service and it is anticipated that this practice will continue in the future. Dividends received on allocated shares are used to pay principal on the debt, which releases unallocated shares that then are allocated to the participants' accounts.

Hibernia Corporation
Employee Stock Ownership Plan

Notes to Financial Statements

Note 1 - Plan Description and Basis of Presentation (continued)

The Board of Directors annually approves contributions to the Plan. When necessary, the Company makes quarterly contributions to the trust that are equal to the Plan's minimum debt service less interest and dividends received on the shares in the Plan.

Employer contributions are allocated to the accounts of eligible participants as of the last day of the Plan year. Allocations of shares are based on the ratio that each participant's compensation bears to the sum of the compensation of all participants receiving shares (subject to Internal Revenue Service (IRS) limitations). Other allocations, such as dividends or earnings, are based on the proportion of the participant's shares to the aggregate shares of the Plan.

Employees of the Company are generally eligible to participate in the Plan as of the first day of the calendar quarter following twelve months of service. Participants are eligible for allocation provided they are employed on the last day of the Plan year, as defined by the Plan document, or ceased to be an employee during the year because of death, disability or attainment of early or normal retirement age.

When a participant's employment is terminated for any other reason (whether voluntary or involuntary), allocated account balances are vested based on the participant's length of service as follows:

Less than 1 year	0%
At least 1, but less than 2 years	20%
At least 2, but less than 3 years	40%
At least 3, but less than 4 years	60%
At least 4, but less than 5 years	80%
5 or more years	100%

For plan years commencing on or after January 1, 2002, participants' accounts fully vest and are nonforfeitable upon death or disability while an employee. Participants who separate service with the employer after attaining age 65 are fully vested. Upon the occurrence of a change in control, participant account balances become fully vested and nonforfeitable.

Forfeitures of unvested account balances on termination may be allocated as an employer contribution, used to offset administrative expenses, or to reinstate accounts, at the discretion of the Committee. Forfeitures totaling $387,797 and $789,264 were allocated to participant's accounts as earnings during the years ended December 31, 2004 and 2003, respectively.

Note 1 - Plan Description and Basis of Presentation (continued)

Employees are not permitted to make contributions to the Plan. Rollover contributions of assets from another qualified plan are permitted, but may be limited at the discretion of the Committee. The interest in a participant's rollover account is fully vested and nonforfeitable at all times. There were no employee rollovers in the years ended December 31, 2004 and 2003.

Participants in the Plan for at least 10 years who have attained the age of 55 can diversify a portion of their account annually by transferring it to the Company's Retirement Security Plan or by withdrawing it and investing the amount elsewhere in accordance with provisions stated in the Plan document.

Distributions of the full vested account values are made to participants upon normal or early retirement or if the participant becomes disabled or dies while an employee of the Company. Normal retirement age is 65 or older. Participants attaining the age of 55 with 10 years of service are eligible for early retirement. Distributions are also made to participants whose employment with the Company ends for any reason, based on the vested portion of their account value.

Distributions are made as soon as practicable after the annual valuation date that coincides with or immediately follows the date of termination. Certain events specified by the Plan, other than termination, may require the commencement of distributions. Distributions are in shares of Company stock. Participants with account balances with a fair value of $5,000 or less may elect to receive cash in lieu of stock. Distributions of account balances with a fair value of $5,000 or less must receive a lump sum distribution upon termination. For terminating employees with account balances in excess of those amounts, distributions are made, at the employee's election, in either a lump sum payment or in substantially equal annual payments over five years.

The Trustee, at its discretion, exercises the voting rights of the unallocated shares of the Company stock. Participants are entitled to exercise voting rights attributable to the allocated shares of Company stock in their accounts and are notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

The Company reserves the right to change, suspend, or discontinue the Plan. In the event of Plan termination, participants will be fully vested in their account values.

Hibernia Corporation
Employee Stock Ownership Plan

Notes to Financial Statements

Note 2 - Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Investments: The investment in Class A Common Stock of the Company is stated at fair value based upon the stock's year-end closing price as quoted by the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis. The basis of shares sold is computed using the average cost method. Gains and losses, both realized and unrealized, are reflected in the Statement of Changes in Net Assets Available for Benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash Equivalents: The Company considers all highly liquid investments with stated maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2004 and 2003 consist of units of the Federated Investors Money Market Trust Fund (a money market mutual fund). During 2004 and 2003, the Plan also held units in the Hibernia Cash Reserve Fund (a money market mutual fund). The Hibernia Cash Reserve Fund is managed by a Board of Trustees composed of Hibernia National Bank employees. Cash equivalents are stated at market value, which approximates the original cost of the investment.

Note 3 - Income Tax Status

The Plan has received a determination letter from the IRS dated November 26, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 4 - Administration of Plan Assets

The Plan's assets, which consist principally of shares of Class A Common Stock of the Company, are held by the Trustee, which invests Company contributions, interest income and dividend income and makes distributions to the participants. The Trustee also administers the payment of interest and principal on the loan, which are funded through earnings on investments and contributions determined and made by the Company.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company, at its discretion, pays administrative expenses of the Plan, including legal, accounting and other fees and expenses.

Hibernia Corporation
Employee Stock Ownership Plan

Notes to Financial Statements

Note 5 - Investments

Investments representing more than 5% of the Plan's net assets are as follows:

	December 31, 2004		
	Allocated	Unallocated	Total
Class A Common Stock of Hibernia Corporation:			
Number of shares	2,217,724	1,145,856	3,363,580
Cost	$ 25,032,368	$ 14,031,405	$ 39,063,773
Market value	$ 65,445,035	$ 33,814,211	$ 99,259,246

	December 31, 2003		
	Allocated	Unallocated	Total
Class A Common Stock of Hibernia Corporation:			
Number of shares	2,092,657	1,430,126	3,522,783
Cost	$ 23,400,326	$ 17,512,390	40,912,716
Market value	$ 49,198,366	$ 33,622,262	82,820,628

Included in net appreciation in fair value of common stock of Hibernia Corporation are non-cash gains associated with the transfer of shares of stock to participants totaling $2,187,503 and $2,536,457 for the years ended December 31, 2004 and 2003, respectively. The non-cash gains are calculated based on the closing price of the shares of stock on the date of transfer.

Note 6 - Note Payable to Hibernia National Bank

In 1995 the Plan entered into a $30 million promissory note with Hibernia National Bank. In the fourth quarter of 1998, the Plan executed a new promissory note with Hibernia National Bank and borrowed an additional $15 million. The note payable matures on December 31, 2013 and originally bore interest at a fixed rate of 6.89% to be repriced at December 31, 2008. The note payable was fully funded with no future advances allowed. On December 21, 2004, the promissory note was amended and restated to bear a fixed rate of 5.80% and adjust the amortization schedule over the remaining life of the note. The note payable is collateralized by the unallocated shares of common stock and is guaranteed by the Company. The scheduled amortization of the note payable is as follows: 2005 - $1,459,780; 2006 - $1,546,735; 2007 - $1,638,869; 2008 - $1,736,491; 2009 - $1,839,929 and thereafter - $6,470,437. Additional payments can be made with no prepayment penalty.

Note 7 - Subsequent Event

On March 6, 2005, Hibernia Corporation, the Plan sponsor, entered into an Agreement and Plan of Merger (the Merger Agreement) with Capital One Financial Corporation (Capital One) pursuant to which the Company will merge with and into Capital One, with Capital One continuing as the surviving corporation (following shareholder and regulatory approvals and satisfaction of other conditions in the Agreement). Capital One, headquartered in McLean, Virginia, is a financial holding company whose principal subsidiaries offer credit card products, consumer and commercial lending and consumer deposit products and automobile and other motor vehicle financing products.

Each holder of Hibernia common stock, including Plan participants, will have the right to vote on the Merger Agreement at a special meeting of Hibernia shareholders called for that purpose. Subject to the terms and conditions of the Merger Agreement, each holder of Hibernia common stock, including Plan participants, will have the right to elect to receive for each share of Hibernia common stock allocated to his or her account, cash or Capital One's common stock, subject to adjustment as described in the Merger Agreement, in either case having a value equal to $15.35 plus the product of .2261 times the average closing sales price of Capital One's common stock for the five trading days immediately preceding the merger date. Amounts paid with respect to shares of Hibernia common stock allocated to an account under the Plan will be credited to that account.

Note 7 - Subsequent Event (continued)

The Employee Benefits Plans Committee amended the Plan (and the corresponding trust) to (i) describe more completely the voting procedures that apply to the allocated shares (including the right to elect the form of consideration to be credited to the participant's account in connection with the merger), (ii) modify the manner in which the unallocated shares will be voted to provide that the unallocated shares will be voted to mirror the voting of the allocated shares by the participants and (iii) provide for the appointment of an independent fiduciary to administer the voting procedures under certain circumstances and permit the delegation of authority to an independent fiduciary.

The Employee Benefits Plans Committee also engaged an independent fiduciary, Independent Fiduciary Services, Inc., to, among other things, (i) administer the voting process for allocated Plan shares to vote on the Merger Agreement, (ii) vote the unallocated Plan shares on the Merger Agreement, (iii) administer the process for allocated Plan shares to elect the form of merger consideration to be paid to the participant's account (if the merger is approved) and (iv) elect the form of merger consideration for the unallocated Plan shares (if the merger is approved).

Under the terms of the Merger Agreement, following the merger, the unallocated shares of stock in the Plan, which will then be Capital One common stock, will be allocated solely for the benefit of participants who are employees of the Company immediately prior to the legal merger date. The Merger Agreement specifies that Capital One cannot amend the Plan in any manner that would extend participation under the Plan to employees other than those of the Company immediately prior to the legal merger date.

The merger is subject to certain conditions, including approval by Hibernia shareholders, receipt of regulatory approvals and other customary closing conditions, and is expected to close in the third quarter of 2005. Consummation of the merger would constitute a change in control and all unvested participant account balances would become fully vested and nonforfeitable.

Hibernia Corporation Employee Stock Ownership Plan

Schedule H - Line 4(i): Schedule of Assets (Held at End of Year)

Employer Identification Number: 72-0724532
Plan Number: 006

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
* Hibernia Corporation	3,363,580 shares of Class A Common Stock	$ 39,063,773	$ 99,259,246
Federated Investors Money Market Trust Fund	29,133 units of money market mutual fund	$ 29,133	$ 29,133

* Indicates party-in-interest to the Plan.

Note - This schedule is provided to comply with Form 5500.

Hibernia Corporation Employee Stock Ownership Plan

Schedule H - Line 4(j): Schedule of Reportable Transactions

Employer Identification Number: 72-0724532
Plan Number: 006

Year ended December 31, 2004

Identity of Party Involved*	Description of Asset	Purchase Price	Closing Price or Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (3) transactions - Series of transactions in excess of 5% of the current value of Plan assets						
Hibernia National Bank	Hibernia Cash Reserve Fund	$ 2,680,210	$ -	$ 2,680,210	$ 2,680,210	$ -
Hibernia National Bank	Hibernia Cash Reserve Fund	$ -	$ 2,680,210	$ 2,680,210	$ 2,680,210	$ -
	Class A Common Stock of Hibernia Corporation	$ -	$ 4,233,195	$ 1,848,943	$ 4,233,195	$ 2,384,252

* All transactions on market.

Note 1 - There were no category (1), (2) or (4) reportable transactions during the year.
Note 2 - This schedule is provided to comply with Form 5500.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hibernia Corporation Employee
Stock Ownership Plan

Date: June 27, 2005

By: [signature]
Russell S. Hoadley
Chairman of the Employee
Benefits Plan Committee
(Chief Executive Officer of
the Plan)